1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

April 10, 2015

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Highland Funds I (the “Trust”)
File Numbers: 333-132400; 811-21866

Dear Ms. Lithotomos:

We are writing in response to comments provided telephonically on February 19, 2015 and March 9, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on January 20, 2015 on behalf of Highland HFR Equity Hedge ETF (formerly, the Highland Equity Hedge Fundamental Value ETF), Highland HFR Global ETF (formerly, the Highland Equity Hedge Multi-Strategy ETF), Highland HFR Event Driven ETF (formerly, the Highland Event Driven Multi-Strategy ETF), Highland HFR Macro ETF (formerly, the Highland Macro Multi-Strategy ETF), Highland AAA CLO ETF (formerly, the Highland Relative Value Fixed-Income Asset Backed ETF) and Highland HFR Relative Value ETF (formerly, the Highland Relative Value Multi-Strategy ETF) (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. We note that the registration statement for the following series will be completed at a later date: Highland Equity Hedge Fundamental Growth ETF, Highland Equity Hedge Technology ETF, Highland Equity Hedge Healthcare ETF, Highland Event-Driven Activist ETF, Highland Event-Driven Credit Arbitrage ETF, Highland Event-Driven Merger Arbitrage ETF, Highland Macro Discretionary Thematic ETF, Highland Relative Value Fixed-Income Convertible Arbitrage ETF, Highland Relative Value Fixed-Income Corporate ETF, Highland Relative Value Fixed-Income Sovereign ETF and Highland Relative Value Volatility ETF. Accordingly, the marked copy of the Registration Statement filed herewith generally includes marking only with respect to the Funds. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

All Funds

Comment 1. Please explain how each Fund will comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”) by investing 80% of its assets in the types of securities suggested by its name.

Response 1. Each Fund will invest at least 80% of its assets in component securities of its respect Underlying Index, which is comprised entirely of securities suggested by its name.

Comment 2. Please explain why the term “Index” is not included in the names of the Funds.

Response 2. We respectfully acknowledge your comment; however, we are not required to include Index in the name of the Fund and accordingly have chosen not to do so. We note that the disclosure is clear in each Fund’s “Principal Investment Strategies” section that the Fund uses a passive investment strategy designed to track performance of a specified index.

Comment 3. Please confirm whether relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will be necessary for the Funds.

Response 3. The Trust confirms that to date we have been informed that separate relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will not be necessary for the Funds, as the Funds may rely on generic listing relief. We will inform you if that information changes in the future.

Comment 4. Please explain whether the Funds will need to obtain exemptive relief to invest in leveraged and inverse ETFs.

Response 4. We respectfully submit that the Funds will not need to obtain exemptive relief to pursue its investments in leveraged and inverse ETFs. Each Fund intends to limit its investments in leverage and inverse ETFs to 15% of the Fund’s average daily net assets. The Funds’ holdings of leveraged ETFs in the proposed proportions should not provide Fund investors with overall leveraged exposure as would be the case if the investor held the leveraged ETFs directly. We therefore believe that the Funds would not need to obtain exemptive relief, and the Funds are not circumventing the Commission’s general hold on leverage inverse exemptive orders. We believe that the risk disclosure in the prospectus appropriately advises investors of the risks to which they are subject by holding the Funds with their exposure to leveraged and inverse ETFs.

Comment 5. In the investment objective for each Fund, please revise the phrase “correspond generally” to provide more clarity to the Fund’s objective for its investment results.

Response 5. We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with industry practice and the Trust’s exemptive relief (stating that the performance of each Fund will “correspond generally” to the price and yield performance of its specified index), which is consistent with recent exemptive relief granted by the SEC to index ETFs.

Comment 6. Please provide additional detail and description of each Fund’s Underlying Index. Please explain the index methodology, construction and maintenance of each Underlying Index. Please expand and enhance the description of the strategies used to select the securities in each Underlying Index. Please also provide the number of securities in each Underlying Index and the market capitalization of Underlying Index constituents, if applicable, in the “Principal Investment Strategies” section.

Response 6. The disclosure has been revised accordingly. We have provided a detailed description of the index methodology, construction and maintenance of each Underlying Index in the prospectus. In addition, we have included additional information in the “Principal Investment Strategies” section of each Fund’s summary to reflect the characteristics of the securities in each Fund’s Underlying Index.

Comment 7. Please disclose the Index Provider for the Funds.

Response 7. The Index Provider for the Highland HFR Equity Hedge ETF, Highland HFR Global ETF, Highland HFR Event Driven ETF, Highland HFR Macro ETF and Highland HFR Relative Value ETF is Hedge Fund Research (“HFR”). The Index Provider for the Highland AAA CLO ETF will be disclosed in a subsequent filing after finalization of the license agreement. The prospectus and statement of additional information (“SAI”) have been revised to incorporate the name of the Index Provider and appropriate disclosure concerning the Index Provider.

Comment 8. Please clarify how the Index Provider intends to “track the returns of hedge funds.”

Response 8. The disclosure has been revised accordingly.

Comment 9. Please disclose whether each Underlying Index includes derivatives.

Response 9: The Underlying Indices do not include derivatives.

Comment 10. If a Fund will engage in short selling, please discuss in the “Principal Investment Strategies” section.

Response 10. The disclosure has been revised accordingly with respect to the Highland HFR Global ETF Highland HFR Event Driven ETF, and Highland HFR Equity Hedge ETF.

Comment 11. Please provide the fee table for each Fund in your response letter.

Response 11. The fee table for each Fund is set forth in Appendix A to this letter and will be included in the next pre-effective amendment filing.

Comment 12. Please add “Market Price Risk” as a principal risk for each Fund. Please incorporate disclosure regarding the risk of wide premiums/discounts and bid/ask spreads, including specific concerns applicable to each particular Fund. In addition, please tailor the disclosure to various market conditions and stress concerns applicable to each particular Fund.

Response 12. The disclosure has been revised accordingly.

Comment 13. Please add specific risk disclosure in the event that creations and/or redemptions will be primarily in cash.

Response 13. The disclosure has been revised to reflect that the Funds intend to effect creations and redemptions partially in cash and partially in-kind.

Comment 14. If applicable, please add a separate “Emerging Market Securities Risk”.

Response 14. The disclosure has been revised accordingly with respect to the Highland HFR Global ETF, Highland HFR Relative Value ETF and Highland HFR Macro ETF.

Comment 15. Please revise “Event-Driven Investing Risk,” as applicable, to reflect the types of securities in which each Fund will invest.

Response 15. The disclosure has been revised accordingly with respect to the Highland HFR Event Driven ETF.

Comment 16. Please confirm that the appropriate risk factors are included in each Fund’s “Principal Risks” section.

Response 16. The disclosure has been revised to include in each Fund’s “Principal Risks” section each investment noted in its “Principal Strategy” section.

Comment 17. With respect to the Highland Equity Hedge Fundamental Growth ETF, Highland Equity Hedge ETF, Highland Equity Hedge Technology ETF and Highland Equity Hedge Healthcare ETF, please provide a description of the “hedge” aspect of the Funds’ strategy.

Response 17. As discussed, the term “hedge” does not refer to a speculative or hedging mechanism in the Fund’s strategy. Rather, the term “hedge” is a term of art to identify the types of strategies used in selecting the securities for the Funds’ indexes, which are traditional strategies used by hedge funds. We note that other ETFs that seek to track the performance of hedge funds include the term “Hedge” in the name of the fund.

Highland Equity Hedge Fundamental Growth ETF

Comment 18. Please clarify and revise the following sentence to explain the types of the securities in which the Fund may invest: “The Fund may invest in securities of any type and of companies of any market capitalization, market sector or industry.”

Response 18. Because the Fund does not anticipate a near-term launch date, we will respond at a later date in a separate correspondence.

Highland HFR Global ETF and Highland HFR Macro ETF

Comment 19. With respect to the Subsidiary:

(a) Please confirm supplementally that the Fund may invest up to 25% of its total assets in the Subsidiary.

(b) Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

(c) Please confirm supplementally that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

(d) Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

(e) Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

(f) Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

(g) Please confirm supplementally whether the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

(h) Please confirm supplementally whether the Fund will sell or transfer shares of the Subsidiary to a third party.

(i) Please confirm supplementally whether the Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund).

Response 19: The Highland HFR Global ETF and Highland HFR Macro ETF may in the future determine to invest through a Subsidiary. In the event that the Fund intends to launch a Subsidiary, the Fund hereby represents the following:

a.	The Fund hereby confirms that it may invest up to 25% of its total assets in the Subsidiary.

b.	The Fund hereby confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

c.	The Fund hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each investment restriction. However, the Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the Fund. The Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

d.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the Subsidiary, and custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a). The Subsidiary will disclose its custodian in a post-effective amendment following approval by the Board.

e.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the investment adviser to the Subsidiary has been approved to manage the Fund’s assets by the Fund’s Board of Trustees and its sole initial shareholder in accordance with Section 15 of the 1940 Act.

f.	The Fund hereby: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made; and (2) consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

g.	The Fund respectfully submits that the Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with a revenue ruling of the Internal Revenue Service (“IRS”) which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity index-linked derivative instruments.[1]

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore controlled foreign corporations (“CFCs”) to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Conduit Letters in support of its view that the Subsidiary is not offering securities in the United States in violation of Section 7(d).3

[1]	The Fund may invest in commodity index-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.

[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets to be invested in the Subsidiary. The Fund will invest a limited amount of its assets in the Subsidiary and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under

The Fund also believes that the Subsidiary is not a co-issuer of the Fund’s securities and, therefore, is not required to sign the Fund’s registration statement. The Fund is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(a)(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a

Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Fund’s assets will be invested in the Subsidiary. The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund. In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiary is not required to sign the Fund’s registration statement.

Although the Subsidiary is not required to sign the Fund’s registration statement, the Fund believes that the SEC and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, as noted above with respect to the Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiary, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiary will consent to service of process and examination of its books and records.

[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

h.	The Fund hereby confirms that it does not intend to sell or transfer shares of the Subsidiary to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Fund in an amount equal to the management fees it receives from the Subsidiary. This management fee waiver arrangement may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. Accordingly, although the Investment Adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund), the Fund respectfully notes that, because of this management fee waiver arrangement, any increase in management fees the Investment Adviser receives from the Subsidiary would result in the Investment Adviser waiving an equal amount of management fees it receives from the Fund. As a result, the aggregate management fees borne by Fund shareholders may not be increased without shareholder approval, consistent with Section 15 of the 1940 Act.

Comment 20. Please provide additional detail regarding the Fund’s use of long/short and equity hedge strategies.

Response 20. The Highland HFR Global ETF will invest in equity securities as part of its principal investment strategy. The Fund may take short positions in these equity securities. The disclosure has been revised to provide additional detail regarding the risks of these investment techniques.

Highland HFR Event-Driven ETF

Comment 21. Please enhance “Activist Investing Risk” to address the risks that arise if a “catalyst event” does not occur. In addition, please clarify that the activist investment strategies may not have the desired effects.

Response 21. The disclosure has been revised accordingly.

Comment 22. Please describe how the Underlying Index is populated with securities representing multiple strategies.

Response 22. The disclosure has been revised to incorporate additional description regarding the maintenance and construction of the Underlying Index.

Comment 23. Please add “Non-Investment Grade Securities Risk” as a principal risk.

Response 23. The Highland HFR Event-Driven ETF has incorporated this comment.

Highland Event-Driven Merger Arbitrage ETF

Comment 24. Please provide additional description of “merger arbitrage strategies.” Specifically, please clarify the meaning of the following language (emphasis added): “Event-driven merger arbitrage strategies take advantage of transaction announcements and other specific one-time events.”

Response 24. Because the Fund does not anticipate a near-term launch date, we will respond at a later date in a separate correspondence.

Highland Relative Value Volatility ETF

Comment 25. Please revise the following sentence in plain English: “Relative value volatility strategies trade volatility as an asset class, employing arbitrage, directional, market neutral or a mix of types of strategies, and include exposures [which can be long, short, neutral or variable to the direction of implied (estimated) volatility].”

Response 25. Because the Fund does not anticipate a near-term launch date, we will respond at a later date in a separate correspondence.

* * * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

APPENDIX A

Fund	Fees and Expenses Table
Highland HFR Global ETF	Management Fee	0.85%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.85%
Highland HFR Event Driven ETF	Management Fee	0.85%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.85%
Highland HFR Relative Value ETF	Management Fee	0.85%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.85%
Highland HFR Equity Hedge ETF	Management Fee	0.85%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.85%
Highland HFR Macro ETF	Management Fee	0.85%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.85%
Highland AAA CLO ETF	Management Fee	0.30%
	Other Expenses	None
	Total Annual Fund Operating Expenses	0.30%